(212) 818-8881                                               (212) 818-8696
                                                             email address
                                                       smoalemzadeh@graubard.com

                                          December 15, 2006

VIA EDGAR AND OVERNIGHT MAIL
Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Juniper Partners Acquisition Corp.
         Amendment No. 1 to Form S-4
         Filed November 6, 2006
         File No. 333-137515

Dear Ms. Andersen:

     On behalf of Juniper Partners Acquisition Corp. ("Company" or "Juniper"),
we respond as follows to the Staff's comment letter dated December 11, 2006 relating to the above-captioned Form S-4 ("proxy statement/prospectus").
Captions and page references herein correspond to those set forth in Amendment
No. 3 to the proxy statement/prospectus, a copy of which has been marked with the changes from Amendment No. 2 to the proxy statement/prospectus. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Mr. Derek
Swanson. Please note that, for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Ms. Michele M. Anderson
Securities and Exchange Commission
December 15, 2006

GENERAL

1.   WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 2 AND CONTINUE TO DISAGREE
     WITH YOUR CONCLUSION THAT THE RIGHT TO RECEIVE THE EARNOUT WARRANTS IS NOT
     A "SECURITY" AS DEFINED UNDER SECTION 2(A)(1) OF THE SECURITIES ACT.
     GENERALLY, THE STAFF HAS REQUIRED REGISTRATION OF THE OFFER AND SALE OF THE
     RIGHT TO RECEIVE ANOTHER SECURITY IN THIS AND OTHER CONTEXTS. SEE, BY
     ANALOGY, TELEPHONE INTERPRETATIONS G.109 AND H.27 OF THE MANUAL OF PUBLICLY
     AVAILABLE TELEPHONE INTERPRETATIONS DATED JULY 1997. PLEASE REVISE THE
     REGISTRATION STATEMENT TO REGISTER THE RIGHT TO RECEIVE THE CARNOUT
     WARRANTS. ALTERNATIVELY, YOU MAY TRY TO OBTAIN A NO-ACTION LETTER FROM THE
     DIVISION'S OFFICE OF CHIEF COUNSEL.

     Pursuant to our conversation with Mr. Swanson on December 13, 2006, we have revised the cover page to register the right to receive the earnout warrants.

2.   WE NOTE YOUR RESPONSE TO COMMENT 11; HOWEVER, WE CONTINUE TO DISAGREE WITH
     YOUR USE OF THE AVERAGE MARKET PRICE OF THE CLASS B COMMON STOCK WHEN
     VALUING THE PURCHASE OF FIRESTONE. TELL US WHAT YOU BELIEVE ACCOUNTS FOR
     THE SIGNIFICANT DIFFERENCE IN THE VALUES OF THE COMMON SHARES AND THE CLASS
     B COMMON SHARES.

     We have revised the sections entitled "Selected Summary Historical And Pro
Forma Consolidated Financial Information" and "Unaudited Pro Forma Condensed
Consolidated Financial Statements" beginning on pages 14 and 71 of the proxy statement/prospectus to use the average market price of the common stock when valuing the purchase of Firestone.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS, PAGE 1

3.   AS REQUESTED IN OUR FIRST COMMENT LETTER, REVISE "POST-CLOSING OWNERSHIP OF
     JUNIPER COMMON STOCK" ON PAGE 1 TO IDENTIFY THE PERCENTAGE OF OUTSTANDING
     JUNIPER PARTNERS COMMON SHARES THAT THE FIRESTONE SHAREHOLDERS ARE EXPECTED
     TO HOLD AFTER THE MERGER IS COMPLETED ASSUMING THAT HOLDERS OF 19.99% OF
     THE CLASS B COMMON STOCK ELECT TO REDEEM THEIR SHARES.

     We have revised the section entitled "Summary of the Proxy
Statement/Prospectus" on page 1 to disclose the requested information.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, PAGE 4

4.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8. WITHOUT INDICATING HOW THE
     PARTIES INTEND TO VOTE, BRIEFLY STATE THE PERCENTAGE OF OUTSTANDING SHARES
     ENTITLED TO VOTE ON EACH

Ms. Michele M. Anderson
Securities and Exchange Commission
December 15, 2006

     PROPOSAL HELD BY JUNIPER'S EXECUTIVE OFFICERS, DIRECTORS AND THEIR
     AFFILIATES WHERE YOU DISCUSS THE VOTE REQUIRED FOR APPROVAL IN ACCORDANCE
     WITH ITEM 3(H) OF FORM S-4.

     Pursuant to our conversation with Mr. Swanson on December 13, 2006, one
Juniper Inside Stockholder was issued 100 shares of common stock prior to
Juniper's initial public offering. No other Juniper Inside Stockholder owns common or Class B common stock. We have revised the section entitled "Questions and Answers" on page 5 of the proxy statement/prospectus to disclose the aggregate ownership percentage of those persons, none of which are Juniper executive officers, directors or affiliates, who hold shares constituting 5% ore more of outstanding Class B common stock, as reflected in the Beneficial
Ownership of Securities table.

THE MERGER PROPOSAL, PAGE 29

BACKGROUND OF THE MERGER, PAGE 29

5.   WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT 20. IN YOUR NEXT
     RESPONSE LETTER, PLEASE PROVIDE US WITH A DETAILED DESCRIPTION OF THE
     NATURE OF THE WRITTEN AND VERBAL ADVICE THAT KPMG GAVE TO YOU TO FURTHER
     DEMONSTRATE WHY ITS REPORT DOCS NOT MATERIALLY RELATE TO THE MERGER. IN
     PARTICULAR, WE NOTE THAT THE ENGAGEMENT LETTER LISTS WORK TO BE PERFORMED
     BY KPMG, INCLUDING THE OBLIGATION TO READ THE LATEST AVAILABLE DRAFT OF THE
     PURCHASE AND SALE AGREEMENT AND OFFER COMMENTARY TO YOU AND YOUR ATTORNEYS
     PRIMARILY CONCERNING SECTIONS RELATING TO ACCOUNTING, MATTERS, BASED ON THE
     RESULTS OF THE DUE DILIGENCE ASSISTANCE WE PROVIDED." FURTHERMORE, WE NOTE
     THAT YOU REFERENCE THE KPMG REPORT AS A MATERIAL FACTOR CONSIDERED BY
     JUNIPER'S BOARD ON PAGE 33 RATHER THAN CHARACTERIZING KPMG'S PARTICIPATION
     AS MERELY ASSISTING YOU WITH DUE DILIGENCE.

     We have revised the language on page 33 of the proxy statement/prospectus and the following pages to clarify that KPMG's participation was merely assisting Juniper with the due diligence of Firestone Communications, Inc. All written and verbal communications received from KPMG were in connection with the due diligence assistance. As indicated in our response to prior comment 20, we have been advised by KPMG that it is its policy that due diligence reports of the nature provided to Juniper, including the specific content of its report, may not be released or shared with or disclosed to third parties. This policy is also stated in the terms of the KPMG Engagement Letter previously provided to
Mr. Swanson. Accordingly, we are unable to provide you with a detailed description of the report.

Ms. Michele M. Anderson
Securities and Exchange Commission
December 15, 2006

6.   ACCORDING TO YOUR NEW DISCLOSURE ON PAGE 30 AND ELSEWHERE IN "THE MERGER
     PROPOSAL" SECTION, FIRESTONE'S PLAN OF OPERATIONS FOR THE CALENDAR YEARS
     ENDING 2006 THROUGH 2010 INCLUDED ASSUMPTIONS ABOUT A "TRANSACTION AND
     CAPITAL INVESTMENT" TO TAKE PLACE IN THE NEAR FUTURE. REVISE THIS SECTION,
     AS WELL AS OTHER SECTIONS WHERE YOU DISCUSS THE FIRESTONE BUSINESS PLAN (AS
     PREPARED IN OCTOBER 2005 AND REVISED IN APRIL 2006) TO STATE, IF TRUE, THAT
     THE PROJECTIONS ASSUME THE COMPLETION OF A MERGER WITH JUNIPER AND THE
     INFUSION OF $5 MILLION IN CAPITAL IN CONNECTION WITH THAT MERGER.
     OTHERWISE, CLEARLY DEFINE THE "TRANSACTION AND CAPITAL INVESTMENT" THAT
     FIRESTONE'S MANAGEMENT ASSUMED WILL OCCUR.

     We have revised the disclosure in the section entitled "The Merger Proposal
- Background of the Merger" on page 31 of the proxy statement/prospectus to disclose the requested information.

7.   WE NOTE YOUR ADDED DISCLOSURE THAT THE $10 TO $20 (PER SUBSCRIBER)
     VALUATION OF THE SUBSCRIBER BASE WAS FOUNDED UPON TRANSACTIONS INVOLVING
     CABLE NETWORKS AND JUNIPER MANAGEMENT'S FAMILIARITY WITH THE INDUSTRY.
     PLEASE CLARIFY, WITH GREATER DETAIL, HOW THE BOARD ARRIVED AT THESE
     FIGURES, INCLUDING WHY THE BOARD USED VALUES OF TRANSACTIONS INVOLVING
     OTHER COMPANIES, AS WELL AS GENERAL "EXPERIENCE," TO ARRIVE AT A VALUATION
     OF FIRESTONE'S AFFILIATION AGREEMENTS AND SUBSCRIBER BASE.

     We have revised the disclosure in the section entitled "The Merger Proposal
- Background of the Merger" on page 32 of the proxy statement/prospectus to disclose the requested information.

FACTORS CONSIDERED BY JUNIPER'S BOARD OF DIRECTORS, PAGE 33

8.   PLEASE REVISE THIS SECTION TO EXPLAIN WHY THE BOARD BELIEVED SMH'S REPORT
     TO BE "TOO CONSERVATIVE" AS WELL AS THE BASIS FOR ITS BELIEF THAT
     FIRESTONE'S PROJECTIONS "WERE TOO AGGRESSIVE."

     We have revised the disclosure in the section entitled "The Merger Proposal
- Factors Considered by Juniper's Board of Directors" on page 36 of the proxy statement/prospectus to disclose the requested information.

Ms. Michele M. Anderson
Securities and Exchange Commission
December 15, 2006

9.   EXPLAIN, IN GREATER DETAIL, THE METHOD BY WHICH MANY OF FIRESTONE'S
     PROJECTIONS WERE GENERATED, IF THEY WERE NOT "GENERALLY DERIVED FROM
     FIRESTONE'S-HISTORICAL PERFORMANCE...."

     We have revised the disclosure in the section entitled "The Merger Proposal
- Factors Considered by Juniper's Board of Directors" on page 36 of the proxy statement/prospectus to disclose the requested information.

SATISFACTION OF 80% TEST, PAGE 37

10.  WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 27 AND CONTINUE TO
     BELIEVE THAT FURTHER REVISIONS ARE NECESSARY. THROUGHOUT THE DISCUSSION OF
     THE FACTORS THE BOARD CONSIDERED, THE COMPANY STATES THAT THE BOARD
     BELIEVED "FIRESTONE'S VALUE LAY IN ITS ABILITY TO GROW AND PERFORM WELL IN
     THE FUTURE-WITH THE ADDITION OF THE CAPITAL AND MANAGEMENT EXPERTISE THAT
     JUNIPER WOULD FURNISH." THIS DISCLOSURE, AS WELL AS THE MATERIALS PROVIDED
     TO US, INDICATES THAT THE BOARD'S VALUATION OF THE TARGET BUSINESS ASSUMED
     A $5 MILLION CAPITAL INFUSION IN CONNECTION WITH THE MERGER, WHICH
     ASSUMPTION APPEARS TO RESULT IN A HIGHER VALUATION OF THE TARGET BUSINESS.
     AS A RESULT, REVISE TO CLARIFY THE MEANING OF "FAIR MARKET VALUE EQUAL TO
     AT LEAST 80% OF. JUNIPER'S NET ASSETS AT THE TIME OF ACQUISITION" (EMPHASIS
     ADDED) AS IT APPEARS HERE AND AS IT APPEARED IN YOUR 1PO PROSPECTUS. IN
     THIS REGARD, MAKE CLEAR THAT THE BOARD ASSUMED THE RESULTS OF THE MERGER,
     E.G., THE $5 MILLION CAPITAL INFUSION AND THE ADDITION OF JUPITER'S
     MANAGEMENT EXPERTISE, WHEN DETERMINING FIRESTONE'S FAIR MARKET VALUE AT THE
     TIME OF THE ACQUISITION.

     We have revised the disclosure in the section entitled "The Merger Proposal
- Satisfaction of 80% Test" on page 39 of the proxy statement/prospectus to disclose the requested information.

FAIRNESS OPINION, PAGE 39

VALUATION OVERVIEW, PAGE 42

11.  EXPAND YOUR DISCUSSION, AS REVISED IN RESPONSE TO OUR PRIOR COMMENT 24, TO
     SPECIFICALLY IDENTIFY THE BASIS FOR THE BOARD'S BELIEF THAT THE VALUES IN
     THE MIDDLE OF THE RANGES "WERE REPRESENTATIVE AND APPROPRIATE TO BE RELIED
     UPON."

     We have revised the disclosure in the section entitled "The Merger Proposal
- Fairness Opinion - Valuation Overview" on page 45 of the proxy statement/prospectus to disclose the requested information.

Ms. Michele M. Anderson
Securities and Exchange Commission
December 15, 2006

EXHIBIT 8.1. FORM OF TAX OPINION

12.  DESPITE YOUR RESPONSE TO PRIOR COMMENT 34, PARAGRAPH 5 OF THE "OPINION"
     SECTION STILL INCLUDES THE WORD "GENERALLY." PLEASE REVISE.

     We apologize for the error, as we thought the word "generally" had been removed. We have filed a revised Exhibit 8.1, which removes the word from paragraph 5 of the opinion.

     Please note that we will have confirmation of the names of the two additional directors of the Company post merger early next week and will send to you the names upon such confirmation. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                         Very truly yours,

                                         /s/ Sherie B. Moalemzadeh
                                         ---------------------------------------
                                         Sherie B. Moalemzadeh

Enclosure